Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Dryden Small-Cap Core Equity Fund, Inc.:

We consent to the incorporation by reference, in this registration statement, of our report dated December 22, 2004, on the statement of assets and liabilities of the Dryden Small-Cap Core Equity Fund, Inc., (hereafter referred to as the “Fund”), including the portfolio of investments as of October 31, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended. The financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP
KPMG LLP
February 23, 2005